May 15, 2006

Securities and Exchange Commission
Attention: Mr. Jay Webb, Reviewing Accountant
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

VIA EDGAR

Re:	Graco Inc. — SEC File No. 1-09249
Form 10-K for the fiscal year ended December 30, 2005 Filed February 27, 2006

Dear Mr. Webb:

This letter contains responses of Graco Inc. (the Company) to the Staff’s comment letter dated May 5, 2006. The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under each comment.

Form 10-K for the period ending December 30, 2005

Notes to Consolidated Financial Statements

Revenue Recognition

1.

We note that you have revenue arrangements with multiple deliverables. Please revise future filings to disclose in greater detail your accounting policy for recognition of revenues from multiple-element transactions. Your future disclosures should include a description of the nature of such arrangements, including all significant performance, cancellation, termination or refund-type provisions. Refer to SAB 104 and EITF 00-21.

Response:

The amount of revenue deferred under multiple deliverable arrangements did not exceed $300,000 during the periods presented in the 2005 Form 10-K. If the impact of such arrangements continues to be insignificant, we will clarify this disclosure in future filings. If the impact becomes significant, we will expand disclosure to describe the nature of such arrangements.

2.

In future filings, please describe the significant terms of any agreements with distributors, including payment, return, exchange, rebates, allowances, price protections and other credits/discounts and other significant matters. Indicate whether you have any cancellation provisions in the distributors’ or third party customers’ contracts and whether any such provisions include repurchase obligations on your part. If applicable, discuss the frequency with which such cancellations occur and include estimates of the dollar amounts of any such repurchases in your future disclosures.

Response:

In future filings, we will expand and clarify disclosure with respect to terms of sales to distributors.

Impairment of Long-Lived Assets

3.

Please expand your long term asset impairment assessment and measurement accounting policy disclosures in future filings. Your future disclosures should clearly indicate your compliance with paragraph 7 of FASB Statement 144.

Response:

In future filings, we will expand disclosure to specifically address compliance with paragraph 7 of FASB Statement 144.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please don’t hesitate to contact me at 612-623-6635 or Caroline Chambers, Corporate Controller, at 612-623-6694.

Sincerely,

GRACO INC.

/s/James A. Graner
James A. Graner
Chief Financial Officer and Treasurer

cc: Brian Mallaro, Deloitte & Touche